Exhibit 99.1

Nyxoah Appoints Scott Holstine as Chief Commercial Officer

July 15, 2024

Nyxoah Appoints Scott Holstine as Chief Commercial Officer

Mont-Saint-Guibert, Belgium – July 15, 2024, 8:00am CET / 2:00am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced the appointment of Scott Holstine as Chief Commercial Officer. In this role, Scott will lead the commercial operations of Nyxoah enabling a successful U.S. launch.

Scott brings over 26 years of experience in the medical device industry with a proven track record in U.S. product launches, building and leading commercial organizations trademarked by strong operational execution. Scott is a passionate advocate for people and talent development. Scott graduated with the Superintendent’s Award for Excellence (Star Wreath) from the United States Military Academy at West Point, NY. After serving as a Captain in the U.S. Army, Scott received his MBA from the University of Minnesota, Carlson School of Management – Minneapolis, MN.

“As we expect FDA approval by the end of 2024, the hiring of an experienced commercial leader is instrumental in further accelerating our U.S. go-to-market strategy into a concrete launch execution plan. This starts with having a commercial team fully operational by year-end. Scott is a dynamic and creative leader with countless accomplishments in building high-performing teams and developing new markets for innovative technologies,” commented Olivier Taelman, Nyxoah Chief Executive Officer. “This appointment is the kickoff of building a team of world-class patient- and clinician-focused professionals, supporting Nyxoah’s mission to make sleep simple again for OSA patients.”

“This is a promising time for patients with OSA. Nyxoah’s strong DREAM study results and Genio’s success in markets outside of the U.S. have demonstrated the potential of Genio’s breakthrough and unique solution. Both patients and physicians are eagerly awaiting a second player in the HGNS field. I am thrilled to be part of the team building out a patient-focused commercial operation that prioritizes the success of our healthcare provider partners in treating OSA,” added Scott.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

For more information, please see the Company’s annual report for the financial year 2023 and visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the entry into of the loan facility agreement and the synthetic warrant agreement with the EIB; the use of proceeds from the loan facility agreement; the Genio® system and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; reporting data from Nyxoah’s DREAM U.S. pivotal trial; filing for FDA approval; and entrance to the U.S. market. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contact:

Nyxoah

David DeMartino, Chief Strategy Officer

IR@nyxoah.com

For Media

Belgium/France

Backstage Communication – Gunther De Backer gunther@backstagecom.be

International/Germany

MC Services – Anne Hennecke

anne.hennecke@mc-services.eu

Attachment

• ENGLISH Nyxoah Appoints Scott Holstine as Chief Commercial Officer FINAL